

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 7, 2008

via U.S. mail and facsimile

Ben Jamil, Chief Executive Officer
Security Intelligence Technologies, Inc.
145 Huguenot Street
New Rochelle, New York 10801

>   **RE: Security Intelligence Technologies, Inc.**
>   **Form 10-KSB for the Fiscal Year Ended June 30, 2007**
>   **Filed October 5, 2007**
>   **File No. 0-31779**

Dear Mr. Jamil:

        We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2007

General

1. We note you have not filed a Form 8-K since November 21, 2005. We remind you that a report on Form 8-K is required to be filed or furnished, as applicable, upon the occurrence of any one or more of the events specified in the items in Sections 1 - 6 and 9 of the Form 8-K.

Liquidity and Capital Resources, page 24

2. You disclose you borrowed $494,000 from private investors and the debt matures June 30, 2010. In future filings please disclose the material covenants for this agreement. Furthermore, if you were not in compliance with your covenants as of the reporting period, please tell us what consideration was given to current classification of this debt on the balance sheet. Refer to EITF 86-30 for guidance.

Note 17. Commitments and Contingencies, page F-21

3. We have read your disclosures pertaining to your litigation matters. Although you believe that you have a valid defense to several of the claims against you, we remind you that if it is probable that you will incur a loss and the amount of the loss can be reasonably estimated the loss should be accrued by a charge to income. For the wage and hour claim, and matters involving Munir Sukhtian Group Co., 444 Madison, LLC., Allan Dunteman and Zarco Einhorn Salkowski & Britto, El Mundo Co., Formosa Forensic Analysis Technology Inc., and the other matters in which the total amount claimed is approximately $1.4 million tell us and revise future filings to include whether it is reasonably possible that losses will be incurred and the possible range of loss or state that such amounts cannot be estimated. Refer to paragraph 8 – 10 of SFAS 5. Your response and disclosure in future filings should clarify if an accrual has been recorded for the pending claims.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all

Mr. Ben Jamil
Security Intelligence Technologies, Inc.
February 7, 2008
Page 3

information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Terence O'Brien
                                        Accounting Branch Chief